[OMM LETTERHEAD]

OUR FILE NUMBER
February 18, 2011	0001395-00019

BY EDGAR AND BY FEDERAL EXPRESS	WRITER’S DIRECT DIAL
(212) 326-2108
Securities and Exchange Commission
Division of Corporation Finance	WRITER’S E-MAIL ADDRESS
100 F Street, N.E.	MTHURMOND@OMM.COM
Washington, D.C. 20549

Attention:	Julie F. Rizzo
Attorney-Advisor

	Re:	AMC Entertainment Inc.
Amendment No. 1 to Registration Statement on Form S-4
File Number 333-171819

Dear Ms. Rizzo:

Set forth below are the responses of AMC Entertainment Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-4 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to the Registration Statement filed on January 21, 2011. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

General

1.               We note that there are outstanding comments related to a registration statement on Form S-1 (333-168105) originally filed on July 14, 2010. Please advise as to the current status of the Form S-1, including your plans with respect to addressing the outstanding comments on the Form S-1, given the filing of this Form S-4.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has cleared all of the Staff’s comments on its Form S-1 (File No. 333-168105) that are relevant to the Registration Statement. Therefore, no additional disclosure in respect of the Staff’s comments on its Form S-1 is necessary in the Amendment.  The Company also respectfully advises the Staff that it intends to file an amendment to the Form S-1 once the Registration Statement is effective.

2.               We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company respectfully advises the Staff that it has included the requested supplemental letter with its electronic filing of the Amendment.

Exhibits

Exhibit 5.1

3.               We note that counsel’s opinion is limited to the “present federal law of the United States, the present law of the States of California, New York and the District of Columbia, the present Delaware General Corporation Act and the present Delaware Limited Liability Act.” We also note that there are subsidiary guarantors incorporated or organized in Arizona, Kansas and Missouri. Please have counsel revise its opinion so that it also covers the laws of Arizona, Kansas and Missouri or file separate opinions for each of these guarantors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed separate opinions from local counsel in Arizona, Kansas and Missouri with the Amendment.  The opinion covering the laws of Arizona is filed as Exhibit 5.2(c) and the opinion covering the laws of Kansas and Missouri is filed as Exhibit 5.4(c).

4.               We note that counsel’s opinion assumes due authorization, execution and delivery of the guarantees of the subsidiary guarantors incorporated in states other than California, Delaware, or the District of Columbia. Counsel is entitled to rely upon another counsel’s opinion to the extent necessary, but may not assume conclusions of law that are a necessary requirement for the opinion given. Please have counsel revise accordingly.

In response to the Staff’s comment, counsel’s opinion has been revised to remove the assumption of due authorization, execution and delivery of the guarantees of the

2

subsidiary guarantors incorporated in states other than California, Delaware, or the District of Columbia.

The Company respectfully advises the Staff that the legal opinions as to due authorization, execution and delivery of the guarantees of the subsidiary guarantors incorporated in Arizona, Kansas and Missouri are covered by the opinions filed as Exhibit 5.2(c) and Exhibit 5.4(c) to the Amendment.

5.               We note that counsel’s opinion assumes that the indenture and supplemental indentures pursuant to which the notes and guarantees have been issued have been duly authorized, executed and delivered. We view this statement as a legal conclusion that should be opined upon by legal counsel. Please revise the opinion accordingly.

In response to the Staff’s comment, counsel’s opinion has been revised to include a legal opinion as to the  due authorization, execution and delivery of the indenture, pursuant to which the notes and guarantees have been issued, by the subsidiary guarantors incorporated in California, Delaware, or the District of Columbia.

The Company respectfully advises the Staff that the legal opinions as to due authorization, execution and delivery of the indenture, pursuant to which the notes and guarantees have been issued,  by the subsidiary guarantors incorporated in Arizona, Kansas and Missouri are covered by the opinions filed as Exhibit 5.2(c) and Exhibit 5.4(c) to the Amendment.

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond
of O’Melveny & Myers LLP

CC:          Securities and Exchange Commission

Sonia Bednarowski

AMC Entertainment Inc.

Craig R. Ramsey

3

AMC Entertainment Inc.

920 Main Street

Kansas City, Missouri 64105

(816) 221-4000

February 18, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Julie F. Rizzo
Attorney-Advisor

Re:          Supplemental Letter with respect to AMC Entertainment Inc.’s

Registration Statement on Form S-4 (File No. 333-171819)

Ladies and Gentlemen:

AMC Entertainment Inc. (the “Issuer”) is registering the Issuer’s exchange offer pursuant to a Registration Statement on Form S-4 (the “Exchange Offer”) in reliance on the Staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).  The Issuer represents as follows:

1.                                       Such Issuer has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “New Notes”) and, to the best of such Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes.

2.                                       Such Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes (a) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.                                       Such Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.                                       Such Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds original notes (as defined in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such original notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such New Notes.

5.                                       Such Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

a.               If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intent to engage in, a distribution of the New Notes.

b.              If the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such original notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

AMC ENTERTAINMENT INC.

By:	/s/ Craig R. Ramsey
Craig R. Ramsey
Chief Financial Officer and Executive
Vice President